		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2014	2013
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$1,158	$282,436
Add (deduct):
Equity in earnings of unconsolidated entities	(70,195)	(62,437)
Distributions from unconsolidated entities	65,565	45,370
Amortization of capitalized interest	2,800	878
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(819)	(6,328)
	$(1,491)	$259,919
Add fixed charges:
Consolidated interest expense (2)	29,198	21,064
Interest portion (1/3) of consolidated rent expense	16,276	22,176
	$43,983	$303,159

FIXED CHARGES:
Consolidated interest expense (2)	$29,198	$21,064
Capitalized interest	1,982	10,208
Interest portion (1/3) of consolidated rent expense	16,276	22,176
	$47,456	$53,448

RATIO OF EARNINGS TO FIXED CHARGES	*	5.67

(1)

Includes Gain on license sales and exchanges of $91.4 million and Gain on sale of business and other exit costs, net of $17.4 million in 2014, and Gain on sale of business and other exit costs, net of $242.1 million in 2013.

(2)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the six months ended June 30, 2014 were inadequate to cover fixed charges by $3.5 million.